

September 11, 2013

Via E-mail
Mr. Robert J. Devers
Chief Financial Officer
Enservco Corporation
501 South Cherry St., Ste. 320
Denver, CO 80246

> **Re: Enservco Corporation**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 28, 2013**
> **Response filed September 9, 2013**
> **File No. 0-09494**

Dear Mr. Devers:

We have reviewed your letter dated September 6, 2013 and filed September 9, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and
Results of Operation, page 35

1.   We note your response to prior comment 2. Please expand your proposed disclosure to discuss the impact your November 2012 credit facility may have on access to capital and future liquidity requirements. In that regard, we note you disclose at page 36 that you "will require additional debt or equity financing to fund the costs necessary to expand the services [you] offer."

Liquidity and Capital Resources, page 50

2.   Please revise your proposed disclosure in response to prior comment 3 to reflect that your credit facility contemplates both revolving and term loans and that the loans thereunder

may incur interest based on an alternate base rate as well as a Eurodollar rate. In addition, please disclose the minimum net tangible net worth requirement for 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (212) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief